1. Name and Address of Reporting Person
   Karch, Nancy
   Toys R Us, Inc.
   461 From Road
   Paramus, NJ 07652-3526
2. Issuer Name and Ticker or Trading Symbol
   Toys R Us, Inc. (TOY)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   |             +-----------+------+----------+   Year         |   Indirect|   Owner-   |
|                                 |   Year)  |             |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------------+-----------+------+----------+----------------+-----------+------------+
Common Stock                       02/02/2002 A             3716        A      $21.4332   3716             D
                                                                               <F1>

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Year    |(I)    |ship   |
+-------------+--------+----------+---------+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Option   $19.94   12/19/2001 A         4167        12/19/2004 12/19/2011 Common  4167     $0.0000    4167     D
(Right to Buy)                                           <F2>                  Stock

Explanation of Responses:

<F1>
As a Non-Employee Director, I have elected to defer the receipt of a portion of my director fees under the Toys "R" Us, Inc. Stock Unit Plan for Non-Employee Directors. The Company has agreed to credit the value of such fees to a stock account maintained by the Company in the form of Stock Units and use the funds to purchase shares of the Company's Common Stock to be set aside for my eventual benefit. The Stock Units will generally be settled by delivery of the Common Stock upon my retirement, resignation, or death. The shares of Common Stock underlying my Stock Units were acquired on a periodic basis at the average price noted.
<F2>
Grant of opitons to purchase shares of Common Stock under Toys "R" Us, Inc.'s
Non-Employee Directors' Stock Option Plan.  Subject to certain conditions,   one
- third of such options become exercisable on a cummulative basis on each of the third, fourth and fifth anniversaries of the date of grant.

SIGNATURE OF REPORTING PERSON
/s/ Nancy Karch

DATE
03/16/2002